REX American Resources Corporation
2875 Needmore Road
Dayton, Ohio 45414
(937) 276-3931

October 29, 2012

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	REX American Resources Corporation
Form 10-K for Fiscal Year Ended January 31, 2012,
Filed April 9, 2012
Definitive Proxy Statement filed on Schedule 14A Filed May 1, 2012
Form 10-Q for the Period Ended July 31, 2012
Filed September 5, 2012
File No. 001-09097

Dear Mr. Decker:

The following letter sets forth below the responses of REX American Resources Corporation (the “Company”) to the comments of the Staff of the Division of Corporation Finance in its letter to the Company dated October 4, 2012, with respect to the above referenced filings. In responding to the Staff’s comments, we have utilized the headings and numbering system in the Staff’s letter. This letter has been filed with the Commission as correspondence through EDGAR. We will include the content of our responses in all appropriate future filings, beginning with the Form 10-Q for the period ended October 31, 2012. The Staff’s comments, indicated in bold, are followed by the Company’s responses. Modifications to disclosures in previous filings are underlined.

Form 10-K

General

1.

We note that your February 19, 2010 response to our comment letter dated January 27, 2010 provided us with your analysis as why you do not qualify as an “investment company” as defined in the Investment Company Act. Please provide us with an updated analysis to reflect the shift in your business since 2009.

Below is our updated analysis as to why the Company does not qualify as an “investment company” as defined in the Investment Company Act.

There are two basic definitions of investment company under the Act:

•	Section 3(a)(1)(A) – A company which is, or holds itself out as being, engaged primarily in the business of investing, reinvesting or trading in securities.

•

Section 3(a)(1)(C) – A company which is engaged in the business of investing, reinvesting, owning, holding or trading in securities, and owns investment securities[1] having a value exceeding 40% of the value of the company’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

In determining whether a company is “engaged primarily” in an investment company business for purposes of Section 3(a)(1)(A), the courts and the Commission staff have looked to the following five factors2:

1.	the issuer’s historical development;
2.	the issuer’s public representations of policy;
3.	the activities of the issuer’s officers and directors;
4.	the nature of the issuer’s present assets; and
5.	the sources of the issuer’s present income.

Historically, we were a specialty retailer in the consumer electronics/appliance industry. We began investing in various alternative energy entities beginning with synthetic fuel partnerships in 1998 and later with ethanol production facilities in 2006. Following an evaluation of strategic alternatives for our retail segment in fiscal 2007, we began closing unprofitable and marginally profitable stores and monetizing our retail-related assets, eventually winding down our retail operations during 2008 and closing our remaining retail locations in September 2009.

We currently have invested in four entities that own and operate ethanol production facilities. We have a majority ownership and voting interest in One Earth Energy, LLC (74%) and NuGen Energy, LLC (99%); we are the largest percentage owner of voting securities in Patriot Renewable Fuels, LLC (27%); and we have a minority interest in Big River Resources, LLC (10%).

We have publicly represented that we will continue to consider additional investments in the alternative energy segment. We anticipate that the investments will constitute majority, controlling or minority ownership positions, depending upon the opportunities presented, tailored to the specific needs and goals of each plant project and the local farmer group or investor with whom we are partnering.

Our alternative energy business strategy focuses on partnering with farmer groups, local groups, or farmer-controlled cooperatives to develop ethanol production plants. Our partnership model generally enables farmer groups to retain local management of the project, including control of

[1]

“Investment securities” are defined to include all securities except Government securities and securities issued by majority-owned subsidiaries which are not themselves investment companies or relying on an exemption for private investment companies.

[2]	See Tonopath Mining Company of Nevada, 26 S.E.C. 426 (1947).

their crops as a supplier to the project, while we provide capital and business administration experience. Our officers actively participate in the development and management of the ethanol projects through membership on the board of managers of the limited liability companies that own the plants. Our officers advise and assist our ethanol partners in operational and financial matters, including risk management, feedstock procurement, plant management, and ethanol and co-products marketing. We make “hands on” investments in ethanol entities, not passive investments typical of an investment company business.

The most important of the Tonopath factors are the nature of the issuer’s present assets and the sources of its present income. The Commission staff has stated that, as a general rule, if a company has no more than 45% of its assets invested in, and derives no more than 45% of its income from, investment securities, it will not be regarded as being primarily engaged in investing in securities. This 45% assets and income level is also the test adopted in Rule 3a-1 which excepts certain companies under the Section 3(a)(1)(C) definition.

Under the Rule 3a-1 safe harbor, the 45% assets and income levels include all securities except (1) Government securities, (2) majority-owned subsidiaries which are not private investment companies and (3) companies primarily controlled by the issuer engaged in a non-investment company business. “Control” is defined as the power to exercise a controlling influence over the management and policies of a company. A person who beneficially owns more than 25% of the voting securities of a company is presumed to control such company.3

NuGen has been a majority-owned subsidiary of the Company since November 1, 2011, when we acquired additional Class A membership interest units to increase our ownership to a 100% voting and a 97.55% equity interest (subsequently increased in fiscal 2012 to a 99% equity interest). Prior to that time, we believe that NuGen was “primarily controlled” by REX within the meaning of Rule 3a-1 because (1) we owned a 48.9% voting interest with an option to acquire a majority interest at any time and (2) a voting agreement gave us a veto power over certain major corporate decisions. Accordingly, we believe that our ownership interest in NuGen from February 1 to October 31, 2011 should not be considered “investment securities” for purposes of the investment company tests.4

As of January 31, 2012, 33.9% of the value of our total assets (exclusive of Government securities and cash items) consisted of, and 27.6% of our net income for the previous four fiscal quarters then ended was derived from, investments in minority-owned non-controlled ethanol entities and other investment securities.5 See Annex 1 attached hereto.

[3]	See Section 2(a)(9) of the Act.
[4]

We note that, under Section 3(b)(2) of the Act, the SEC may grant an order excepting an issuer from the definition of investment company when it finds the issuer to be primarily engaged in a non-investment company business either directly, through majority owned subsidiaries, or through controlled companies conducting similar types of business.

[5]	These percentages were determined on an unconsolidated basis, except that wholly-owned subsidiaries were consolidated. See Rule 3a-1(c).

As of July 31, 2012, our most recent fiscal quarter ended, 33.6% of the value of our total assets (exclusive of Government securities and cash items) consisted of, and 36.5% of our net income for the previous four fiscal quarters then ended was derived from, investments in minority-owned non-controlled ethanol entities and other investment securities.

For the reasons discussed above, we believe we are not “engaged primarily” in the business of investing in securities under Section 3(a)(1)(A) and we do not meet the definition of prima facie investment company in Section 3(a)(1)(C) or Rule 3a-1.

Legal Proceedings, page 20

2.

You disclose that your proceedings will not have a material adverse effect on your financial condition or results of operations. In future filings, please revise your discussion to address the expected effect on your cash flows, as well.

In response to the Staff’s comments, we propose to revise future filings to enhance the discussion of our legal proceedings. We have modified the “Legal Proceedings” disclosure from the January 31, 2012 Form 10-K to illustrate the enhanced disclosure we are contemplating.

Item 3. Legal Proceedings

We are involved in various legal proceedings incidental to the conduct of our business. We believe that these proceedings will not have a material adverse effect on our financial condition, results of operations or cash flows.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Liquidity and Capital Resources, page 40

3.

On pages 42 and 43, you disclose that your debt agreements require compliance with certain financial covenants, including required levels of EBITDA, debt service coverage ratio requirements, net worth requirements and other common requirements. In future filings, please disclose the specific terms of any material debt covenants with any required ratios. Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts. See Section I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please show us supplementally what your revised disclosures will look like.

In response to the Staff’s comments, we propose to revise future filings to enhance the discussion of our liquidity and capital resources. One Earth Energy, LLC (“One Earth”) and NuGen Energy, LLC (“NuGen”) are the only consolidated entities whose debt agreements require compliance with financial covenants. One Earth Energy exceeded its covenant requirements by significant amounts and NuGen’s fixed charge coverage ratio does not become effective until the quarter and year ended January 31, 2013. We have modified the “Liquidity and Capital Resources” disclosure from the January 31, 2012 Form 10-K to illustrate the enhanced disclosure we are contemplating.

Liquidity and Capital Resources

One Earth Subsidiary Level Debt

In September 2007, One Earth entered into a $111,000,000 financing agreement consisting of a construction loan agreement for $100,000,000 together with a $10,000,000 revolving loan and a $1,000,000 letter of credit with First National Bank of Omaha. The construction loan was converted into a term loan on July 31, 2009. The term loan bears interest at variable interest rates ranging from LIBOR plus 300 basis points to LIBOR plus 310 basis points (3.1% to 3.3% at January 31, 2012). Beginning with the first quarterly payment on October 8, 2009, payments are due in 19 quarterly payments of principal plus accrued interest with the principal portion calculated based on a 120 month amortization schedule. One final installment will be required on the maturity date (July 31, 2014) for the remaining unpaid principal balance with accrued interest. This debt is recourse only to One Earth and not to REX American Resources Corporation or any of its other subsidiaries.

Borrowings are secured by all property of One Earth. As of January 31, 2012, approximately $69.1 million was outstanding on the term loan. One Earth is also subject to certain financial covenants under the loan agreement. The specific covenant requirements, descriptions and calculated ratios and amounts are as follows:

•	Maintain a fixed charge coverage ratio of at least 1.25 to 1.00.

This ratio is computed by dividing adjusted EBITDA (EBITDA less taxes, capital expenditures and distributions paid to members) by scheduled principal and interest payments.

At January 31, 2012, the fixed charge coverage ratio was 1.59 to 1.00.

•	Maintain net worth of at least $85.9 million.

Net worth is defined as total assets less total liabilities and less the following types of assets: 1) leasehold improvements; 2) receivables (other than those created by the sale of goods) from a member and other investments in or amounts due from any member, employee or other person or entity related to or affiliated with One Earth; 3) goodwill, patents, copyrights, mailing lists, trade names, trademarks, servicing rights, organizational and franchise costs, bond underwriting costs and other like assets properly classified as intangible, and 4) treasury stock or equity interests in One Earth.

At January 31, 2012, net worth was $108.0 million

•	Maintain working capital of at least $10 million.

Working capital is defined as total current assets (less investments in or other amounts due from any member, manager, employee or any other person or entity related to or affiliated with One Earth) less total current liabilities.

At January 31, 2012, working capital was $31.1 million.

•	Capital expenditures are limited to $1.0 million annually, except fiscal year 2011, for which the limitation is $4.5 million.

For fiscal year 2011, capital expenditures were $3.7 million.

One Earth was in compliance with all covenants at January 31, 2012. One Earth paid approximately $1,364,000 in costs related to obtaining its financing arrangement. These costs are recorded as prepaid loan fees and are being amortized over the loan term. At January 31, 2012, our proportionate share of restricted assets related to One Earth was approximately $14.5 million. Such assets may not be paid in the form of dividends or advances to the parent company or other members of One Earth per the terms of the loan agreement with First National Bank of Omaha.

One Earth has no outstanding borrowings on the $10,000,000 revolving loan as of January 31, 2012. One Earth also has access to a secondary revolving loan with First National Bank of Omaha, established as part of the original $100,000,000 term loan and made accessible as a revolving loan as term loan payments were made. The amount available is reduced by $250,000 on a quarterly basis as well as by 20% of excess cash flow calculated at year end pursuant to the debt covenant calculations of the loan agreement. At January 31, 2012 and 2011, One Earth had $2,671,000 and $5,384,000, respectively, available on the secondary revolving loan. One Earth does not have any borrowings on the secondary revolving loan at January 31, 2012 or 2011.

NuGen Subsidiary Level Debt

In November 2011, NuGen entered into a $65,000,000 financing agreement consisting of a term loan agreement for $55,000,000 and a $10,000,000 revolving loan with First National Bank of Omaha. The term loan bears interest at a variable interest rate of LIBOR plus 325 basis points, subject to a 4% floor. Beginning with the first quarterly payment on February 1, 2012, payments are due in 20 quarterly payments of principal plus accrued interest with the principal portion calculated based on a 120 month amortization schedule. One final installment will be required on the maturity date (October 31, 2016) for the remaining unpaid principal balance with accrued interest. This debt is recourse only to NuGen and not to REX American Resources Corporation or any of its other subsidiaries.

Borrowings are secured by all property of NuGen. As of January 31, 2012, approximately $53.6 million was outstanding on the term loan. NuGen is also subject to certain financial covenants under the loan agreement. The specific covenant requirements, descriptions and calculated ratios and amounts are as follows:

•	Maintain a fixed charge coverage ratio of at least 1.10 to 1.00 (beginning with the quarter and year ended January 31, 2013)

This ratio is computed by dividing adjusted EBITDA (EBITDA less taxes, capital expenditures and distributions paid to members) by scheduled principal and interest payments. This covenant was not applicable at January 31, 2012.

•	Maintain working capital of at least $10 million.

Working capital is defined as total current assets (less investments in or other amounts due from any member, manager, employee or any other person or entity related to or affiliated with NuGen) less total current liabilities.

At January 31, 2012, working capital was $17.9 million

•	Capital expenditures are limited to $2.5 million annually except fiscal year 2011, for which the limitation is $6.0 million.

For fiscal year 2011, capital expenditures were $3.6 million.

NuGen was in compliance with all covenants, as applicable, at January 31, 2012. NuGen paid approximately $0.6 million in costs related to obtaining its financing arrangement. These costs are recorded as prepaid loan fees and are being amortized over the loan term. At January 31, 2012, our proportionate share of restricted assets related to NuGen was approximately $3.6 million. Such assets may not be paid in the form of dividends or advances to the parent company or other members of NuGen per the terms of the loan agreement with First National Bank of Omaha.

NuGen has no outstanding borrowings on the $10,000,000 revolving loan as of January 31, 2012.

4.

Please revise your disclosure to include any material commitments for capital expenditures as of the end of the latest fiscal period. In future filings, please include the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. See Item 303(a)(2) of Regulation S-K.

In response to the Staff’s comments, we propose to revise future filings to enhance the discussion of our liquidity and capital resources. We have modified the disclosure from the January 31, 2012 Form 10-K to illustrate the enhanced disclosure we are contemplating.

Liquidity and Capital Resources

Our primary sources of financing have been income from operations, sales of real estate and debt financing. Our primary uses of cash have been investments in ethanol entities, construction of ethanol plants, long term debt repayments and stock repurchases.

Outlook – Our cash balance of approximately $75.0 million includes approximately $28.9 million held by One Earth and NuGen. Pursuant to their debt agreements, One Earth and NuGen are limited with respect to paying dividends. Thus, we expect that One Earth and NuGen will use a majority of their cash for working capital and debt service needs. All of our ethanol investments have significant amounts of long term debt and we expect these organizations to limit the payment of dividends based upon working capital needs, debt service requirements and the requirements of their respective loan agreements. Debt service payments in excess of scheduled amounts related to ethanol debt is the result of excess cash sweeps that are required pursuant to the respective ethanol plant’s debt agreement and are based upon percentages of profitability.

We continue to investigate investment opportunities in various companies and industries. Another possible use of our excess cash is to repurchase our common stock. We typically repurchase our common stock when our stock price is trading at prices we deem to be a discount to the underlying value of our net assets. Historically, we have not incurred additional borrowings to fund repurchases of our common stock. We also plan to seek and evaluate other various investment opportunities including energy related, agricultural or other ventures we believe fit our investment criteria. We can make no assurances that we will be successful in our efforts to find such opportunities.

One Earth and NuGen have combined commitments for capital expenditures of approximately $2.5 million at January 31, 2012. A majority of these capital expenditures are expected to be for corn oil extraction equipment at their ethanol plants. We anticipate using currently available cash to pay for these capital expenditures. No further capital expenditures are planned at the Company or its subsidiaries.

During the first quarter of fiscal year 2012, we expect our financial performance from our ethanol plants to decline compared to the fourth quarter of fiscal year 2011 as the crush spread has decreased from 2011 levels. The near month crush spread (determined by information on CBOT) averaged approximately $(0.06) per gallon of ethanol during the first quarter of fiscal year 2012 compared to approximately $0.14 per gallon of ethanol during calendar year 2011.

Seasonal and Quarterly Fluctuations, page 44

5.

We note that in your earnings conference call for the fourth quarter of 2011 you state that you have “become a seasonal business” and that you typically experience slower sales in the first quarter. In future filings, please revise your disclosure in this section to discuss the impact of seasonal fluctuations on your results of operations. Please also include such disclosure in your business section, as appropriate. See Item 101(c)(1)(v) of Regulation S-K.

In response to the Staff’s comments, we propose to revise future filings to enhance the discussion of our liquidity and capital resources. We have modified the disclosure from the January 31, 2012 Form 10-K to illustrate the enhanced disclosure we are contemplating. In addition, we will include similar disclosure in the business section and Management’s Discussion and Analysis as appropriate.

Seasonality and Quarterly Fluctuations

We have experienced seasonality in our ethanol business the last two fiscal years as we have experienced higher sales, gross margins and operating profits during the fourth quarter of the last two fiscal years. We believe this trend is unlikely to continue into future years with the expiration of the Volumetric Ethanol Excise Tax Credit as of December 31, 2011. We believe the expiration of the tax credit or threat of the expiration (fiscal year 2010) created an increase in ethanol demand during the fourth quarter of fiscal year 2011 and 2010.

Critical Accounting Policies, page 44

Recoverability of Long-Lived Assets, page 47

6.

We note your disclosures regarding recoverability of long-lived assets. In the interest of providing readers with a better insight into management’s judgments in accounting for long-lived assets, including property and equipment, please disclose the following in future filings:

•	How you group long-lived assets for impairment and your basis for that determination. If material, specifically address how you account for long-lived assets that are not income producing property;
•

How you determine when long-lived assets should be tested for impairment. Specifically identify the potential “events and circumstances” that could indicate the value of an asset may not be recoverable. In this regard, you indicate that any significant adverse change in the spread between ethanol and grain prices could result in triggering events. Please clarify whether you have quantified “significant”;

•	As indicated on page 56 of your Form 10-K, please identify the nature of the “changes in circumstances” that indicated that the carrying amount of your long-lived assets may not be recoverable; and
•	The carrying value of any long-lived assets or asset groups for which the carrying value is close to corresponding undiscounted cash flows.

In response to the Staff’s comments, we propose to revise future filings to enhance the discussion of our recoverability of long-lived assets. We have modified the disclosure from the January 31, 2012 Form 10-K to illustrate the enhanced disclosure we are contemplating. During the year ended January 31, 2012, there were no triggering events or changes in circumstances that required us to perform recoverability tests of our alternative energy segment asset groups. As it relates to our real estate segment, for any asset group whose undiscounted cash flows exceeded its carrying value and for which we thus did not recognize an impairment charge, the undiscounted cash flows exceeded the respective carrying value by at least 25%.

Recoverability of Long-Lived Assets – We test asset groups for recoverability when events or changes in circumstances indicate that the carrying amount of that asset group may not be recoverable. Given the nature of our business, events and changes in circumstances include, but are not limited to, a significant decline in our estimated future cash flows, a sustained decline in market prices for similar assets, or a significant adverse change in legal or regulatory factors or the business climate. A significant decline in our estimated future cash flows is represented by a greater than 25% annual decline in expected future cash flows (for asset groups in our real estate reportable segment) or a change in the spread between ethanol and grain prices that would result in greater than six consecutive months of estimated or actual significant negative cash flows (for asset groups in our alternative energy reportable segment).

We test for recoverability of an asset group by comparing its carrying amount to its estimated undiscounted future cash flows. If the carrying amount of an asset group exceeds its estimated undiscounted future cash flows, we recognize an impairment charge for the amount by which the asset group’s carrying amount exceeds its fair value, if any. We generally determine the fair value of the asset group using a discounted cash flow model based on market participant assumptions (for income producing asset groups) or by obtaining appraisals based on the market approach and comparable market transactions (for non-income producing asset groups).

In our real estate reportable segment, each individual real estate property represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. As such, we separately test individual real estate properties for recoverability. Our real estate reportable segment includes both income producing and non-income producing asset groups.

In our alternative energy reportable segment, each individual ethanol plant represents the lowest level for which identifiable cash flows are independent of the cash flows of other assets and liabilities. As such, we separately test individual ethanol plants for recoverability. In addition to the general events and changes in circumstances noted above that indicate that an asset group may not be recoverable, we also consider the following events as indicators: the decision to suspend operations at a plant for at least a six month period, or an expected or actual failure to maintain compliance with debt covenants at our ethanol plants. Our alternative energy reportable segment includes only income producing asset groups.

Excerpt from Note 1, Summary of Significant Accounting Policies: Property and Equipment – Property and equipment is recorded at cost. Depreciation is computed using the straight-line method. Estimated useful lives are 15 to 40 years for buildings and improvements, and 3 to 20 years for fixtures and equipment. The components of property and equipment at January 31, 2012 and 2011 are as follows (amounts in thousands):

	2012	2011

Land and improvements	$25,094	$21,899
Buildings and improvements	40,710	44,297
Machinery, equipment and fixtures	212,797	124,439
Leasehold improvements	366	440
Construction in progress	7,194	4,578

	286,161	195,653
Less: accumulated depreciation	(46,077)	(25,842)

	$240,084	$169,811

In accordance with ASC 360-10 “Impairment or Disposal of Long-Lived Assets”, the carrying value of long-lived assets is assessed for recoverability by management when changes in circumstances indicate that the carrying amount may not be recoverable, based on an analysis of undiscounted future expected cash flows from the use and ultimate disposition of the asset. The Company recorded an impairment charge of $1,227,000 in fiscal year 2011, all of which is included in selling, general and administrative expenses. The Company recorded an impairment charge of $1,021,000 in fiscal year 2010, of which $165,000 is included in selling, general and administrative expenses and $856,000 is classified as discontinued operations in the consolidated statements of operations. The Company recorded an impairment charge of $1,533,000 in fiscal year 2009, of which $663,000 is included in selling, general and administrative expenses and $870,000 is classified as discontinued operations in the consolidated statements of operations. The impairment charges classified as selling, general and administrative expenses in fiscal years 2011, 2010 and 2009 relate to individual properties in the Company’s real estate segment. The impairment charges in fiscal years 2011, 2010 and 2009 classified as discontinued operations relate to individual stores in the Company’s former retail segment or individual properties that have been sold that were previously included in the Company’s real estate segment. These impairment charges are primarily related to unfavorable changes in real estate conditions in local markets. Impairment charges result from the Company’s management performing cash flow analysis and represent management’s estimate of the excess of net book value over fair value. Fair value is estimated using expected future cash flows on a discounted basis or appraisals of specific properties as appropriate. Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Given the nature of the Company’s business, events and changes in circumstances include, but are not limited to, a significant decline in estimated future cash flows, a sustained decline in market prices for similar assets, or a significant adverse change in legal or regulatory factors or the business climate. A significant decline in estimated future cash flows is represented by a greater than 25% annual decline in expected future cash flows (for asset groups in the real estate reportable segment) or a change in the spread between ethanol and grain prices that would result in greater than six consecutive months of estimated or actual significant negative cash flows (for asset groups in the alternative energy reportable segment).

The Company tests for recoverability of an asset group by comparing its carrying amount to its estimated undiscounted future cash flows. If the carrying amount of an asset group exceeds its estimated undiscounted future cash flows, the Company recognizes an impairment charge for the amount by which the asset group’s carrying amount exceeds its fair value, if any. The Company generally determines the fair value of the asset group using a discounted cash flow model based on market participant assumptions (for income producing asset groups) or by obtaining appraisals based on the market approach and comparable market transactions (for non-income producing asset groups).

In the real estate reportable segment, each individual real estate property represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. As such, the Company separately tests individual real estate properties for recoverability. The real estate reportable segment includes both income producing and non-income producing asset groups.

In the alternative energy reportable segment, each individual ethanol plant represents the lowest level for which identifiable cash flows are independent of the cash flows of other assets and liabilities. As such, the Company separately tests individual ethanol plants for recoverability. In addition to the general events and changes in circumstances noted above that indicate that an asset group may not be recoverable, the Company also considers the following events as indicators: the decision to suspend operations at a plant for at least a six month period, or an expected or actual failure to maintain compliance with debt covenants at our ethanol plants. The alternative energy reportable segment includes only income producing asset groups.

Depreciation expense was approximately $11,580,000, $15,660,000 and $10,462,000 in fiscal years 2011, 2010 and 2009, respectively.

Financial Statements

Footnote 3. Business Combinations, page 64

7.

On November 1, 2011, you acquired an additional 50% interest in Nugen for approximately $10.4 million in cash. You disclosed that this acquisition has been accounted for as a business combination achieved in stages. You also disclosed that you recorded a bargain purchase gain of $8.9 million and a loss related to the equity method remeasurement of approximately $5.4 million. Please provide the following:

•

Provide us with a comprehensive explanation of how you determined the acquisition date fair value of your 48% equity interest in Nugen. In this regard, please address the disparity between your 48% interest in Nugen being valued at $18.6 million and your consideration of only $10.4 million to purchase the additional 50% interest. Please also tell us how you concluded that the purchase price paid for the 50% interest in Nugen provided an adequate rate of return to the previous owners.

•	Provide us with a comprehensive explanation of how you determined the $78.6 million fair value allocated to property, plant and equipment; and

•

Please expand your disclosures to clarify how you determined the fair value of your 48% equity interest in Nugen and provide a detailed explanation to address the resulting apparent disparity given your $10.4 million purchase price of the additional 50% of Nugen.

We engaged an independent third party valuation provider to assist us in determining the fair value of the NuGen assets acquired and liabilities assumed and the acquisition date fair value of our existing 48% interest in NuGen. We considered both the market and income approaches when determining these fair values. Under the market approach, we identified eight ethanol plant sales occurring within two years of the acquisition date that we deemed comparable to our acquisition based on the financial strength of the sellers (i.e., not in distress) and geographic similarity (i.e., the Midwestern portion of the United States, where most ethanol plants are located). The range in purchase prices for these comparable sales was $0.823 to $1.02 per gallon of nameplate capacity. Due to uncertainty in the future profitability of ethanol plants given the expiration of the Volumetric Ethanol Excise Tax Credit (“VEETC”) as of December 31, 2011 and the drop of the corn ethanol crush spread into negative margins twice during 2011, we selected a price multiple near the bottom of the range, $0.83 per gallon, to determine the fair value of the long-lived assets acquired, consisting of property, plant and equipment. This market multiple and NuGen’s nameplate capacity of 100 million gallons indicated a fair value of the property, plant and equipment of $83.0 million. Adding the fair value of NuGen’s current assets and long-term deposits, less the fair value of its current liabilities and debt, indicated a fair value of total net assets (or equity value) of $42.9 million.

Under the income approach, management projected net cash flows over the remaining life of the plant and applied a discount rate of 23% (cost of equity, representative of a market participant’s perspective) to compute the present value of the discrete period cash flows. The terminal value was computed using the estimated fiscal 2023 net cash flow, less the excess of depreciation and amortization expenses over estimated annual capital expenditures; this adjusted cash flow was then capitalized using the cost of equity, less an assumed sustainable growth rate of 2% for both revenue and cost of sales. The sum of the present value of the discrete period cash flows and the present value of the terminal value indicated a fair value of long-lived assets, consisting of property, plant and equipment, of $74.2 million. Adding the fair value of NuGen’s current assets and long-term deposits, less the fair value of its current liabilities and debt indicated a fair value of total net assets (or equity value) of $35.6 million.

We believe that both the transactional data under the market approach and the discounted future cash flows under the income approach provided a reasonable estimation of the fair value of NuGen’s net assets, as supported by the fact that the indicated fair values under each approach were within a reasonable range. Giving each approach equal weight, the average indicated fair value was $78.7 million for property, plant and equipment and $39.0 million for total net assets acquired (equity value).

The acquisition date fair value of our existing 48% equity interest in NuGen was derived by multiplying the $39.0 million equity value of NuGen by our equity ownership interest as of the acquisition date and was $18.6 million. We also considered but rejected estimating the fair value of our existing 48% equity interest in NuGen by considering our purchase price of $10.4 million for a 50% interest; however, the implied fair value of total net assets we acquired ($20.4 million) would indicate a fair value of property, plant and equipment of $46.4 million, which is significantly out of range of the fair value of property, plant and equipment under the market and income approaches.

Using the indicated $78.6 million fair value of property, plant, and equipment acquired and $18.6 million fair value of our equity method investment, we computed the total consideration transferred, net assets acquired, and bargain purchase gain as follows:

Consideration transferred:
Cash	$10,413,000
Fair value of non-controlling interest	955,000
Fair value of 48% equity method investment	18,642,000

$30,010,000

Net assets acquired:
Cash	$24,971,000
Accounts receivable	7,381,000
Inventory	8,491,000
Prepaid expenses and other current assets	711,000
Other assets	2,995,000
Property, plant and equipment	78,618,000
Current liabilities	(19,167,000)
Long-term debt	(65,000,000)

$39,000,000

Bargain purchase gain	$8,990,000

Before recognizing a gain on bargain purchase, we reassessed whether we had correctly identified all of the assets acquired and all of the liabilities assumed, as required by ASC 805-30-25-4, and concluded that we had correctly identified all such assets and liabilities. This reassessment included reassessing the estimated fair value of property, plant and equipment (the most significant asset acquired), which included further validating by comparing the estimated fair value ($78.6 million) to that which would be indicated under a cost approach ($80.4 million), which we concluded to be within a reasonable range of our estimate. We also considered various qualitative factors to evaluate if the former owners received an adequate rate of return on their investment despite the bargain purchase gain, including:

•

The seller was a farmer cooperative group primarily in the business of storing and selling corn. Prior to acquiring NuGen, the farmer cooperative group sold corn to the NuGen plant. In 2009, after NuGen went into bankruptcy, the seller acquired NuGen in order to preserve the farmer cooperative group’s ability to sell its corn (and not out of desire to enter the ethanol industry). After recovering its initial investment in NuGen via distributions from operations, the farmer cooperative group was no longer motivated to remain in, and thus desired to exit from, the ethanol industry.

•

The $10.4 million purchase price for an additional 50% equity interest in NuGen was determined based on an arms-length negotiation between REX management and the seller and represented a significant premium over the seller’s initial investment when it purchased NuGen at a bargain out of bankruptcy.

•	The seller desired liquidity for its grain operations expansion, unrelated to NuGen.

•

The seller desired to continue selling corn to NuGen. By selling an additional 50% equity interest in NuGen to REX, the seller believed that it would continue doing business with a familiar, trusted business partner.

•

We believe the seller’s desire to obtain liquidity on a short time frame, coupled with a keen interest in continuing to do business with a trusted business partner, contributed to the seller’s decision to negotiate a transaction with REX.

Based on the results of our quantitative reassessment and consideration of the qualitative factors described above, we concluded that a bargain purchase gain was reasonable given our specific facts and circumstances.

In response to the Staff’s comments, we propose to revise future filings to enhance our discussion of our acquisition accounting related to NuGen. We have modified the disclosure from the January 31, 2012 Form 10-K to illustrate the enhanced disclosure we are contemplating.

3.	BUSINESS COMBINATIONS

On November 1, 2011, the Company acquired an additional 50% of the outstanding membership units of NuGen. This acquisition resulted in the Company owning approximately 98% of the outstanding membership units in NuGen and also resulted in the Company obtaining a controlling financial interest in NuGen. NuGen operates an ethanol production facility in Marion, South Dakota that has an annual nameplate capacity of 100 million gallons of ethanol.

The results of NuGen’s operations have been included in the consolidated financial statements subsequent to the acquisition date and are included in the Company’s alternative energy segment. Subsequent to the acquisition date, the Company has included approximately $84.1 million of net sales and revenue and approximately $4.0 million of net income from NuGen in its Consolidated Statement of Operations for fiscal year 2011. The Company paid approximately $10.4 million of cash, and the fair value of the Company’s previously held equity interest in NuGen was approximately $18.6 million.

Prior to this acquisition, the Company owned 48% of NuGen. In accordance with ASC 805, the Company accounted for this transaction as a business combination achieved in stages, and thus remeasured its previously held investment to fair value and recorded $5.4 million remeasurement loss, determined based on the excess of carrying value ($24.0 million) over fair value ($18.6 million). This fair value was determined using both a market and income approach, both of which contain significant unobservable inputs.

Under the market approach, the Company used market data of comparable historical ethanol plant sales to estimate that the fair value of the property, plant and equipment acquired was $83.0 million (based on the low end of comparable pricing) and the fair value of total net assets acquired (or equity value) was $42.9 million.

Under the income approach, the Company computed the present value of estimated discrete period cash flows using a discount rate of 23%. The sum of the present values of the discrete period cash flows and the terminal value indicated a fair value of property, plant and equipment of $74.2 million and a fair value of net assets acquired (or equity value) of $35.6 million.

The Company gave equal weight to the values derived under the market approach and the income approach, which indicated a fair value of property, plant and equipment of $78.6 million, and a fair value of total net assets (or equity value) of $39.0 million. The acquisition date fair value of the Company’s existing 48% equity interest in NuGen ($18.6 million) was derived by multiplying the $39.0 million equity value of NuGen by the Company’s 48% ownership interest as of the acquisition date.

Based on the indicated fair values of consideration transferred, assets acquired and liabilities assumed, we calculated a gain on bargain purchase as follows:

Consideration transferred:
Cash	$10,413,000

Fair value of non-controlling interest	955,000

Fair value of 48% equity method investment	18,642,000

$30,010,000

Net assets acquired:
Cash	$24,971,000

Accounts receivable	7,381,000

Inventory	8,491,000

Prepaid expenses and other current assets	711,000

Other assets	2,995,000

Property, plant and equipment	78,618,000

Current liabilities	(19,167,000)

Long-term debt	(65,000,000)

$39,000,000

Bargain purchase gain	$8,990,000

Before recognizing the bargain purchase gain, we reassessed whether and confirmed that all of the assets acquired and all of the liabilities assumed had been correctly identified. We also considered various qualitative factors to evaluate if the former owners received an adequate rate of return on their investment despite the bargain purchase gain, including: 1) the seller was a farmer cooperative group primarily in the business of storing and selling corn. Prior to acquiring NuGen, the farmer cooperative group sold corn to the NuGen plant. The seller acquired NuGen in 2009 in order to preserve the farmer cooperative group’s ability to sell its corn (and not out of desire to enter the ethanol industry). After recovering their initial investment in NuGen via distributions from operations, the farmer cooperative group was no longer motivated to remain in, and thus desired to exit from, the ethanol industry; 2) the $10.4 million purchase price for an additional 50% equity interest in NuGen was determined based on an arms-length negotiation between REX management and the seller and represented a significant premium over the seller’s initial investment when it purchased NuGen at a bargain out of bankruptcy; 3) the seller desired liquidity for its grain operations expansion, unrelated to NuGen; and 4) by selling an additional 50% equity interest in NuGen to REX, the seller believed that it would continue doing business with a familiar, trusted business partner.

The seller’s desire to obtain liquidity on a short time frame, coupled with a keen interest in continuing to do business with a trusted business partner, contributed to the seller’s decision to negotiate a transaction with REX.

The gain on bargain purchase of approximately $8.9 million, combined with the loss related to the equity method investment remeasurement of approximately $5.4 million is recorded as “Bargain Purchase Gain, Net” of $3.5 million on the accompanying Consolidated Statement of Operations.

Form 10-Q for the Period Ended July 31, 2012

8.	Please address the above comments in your interim filings as well, as applicable.

We acknowledge the comment and will ensure that our future interim filings address the above comments.

Definitive Proxy Statement on Schedule 14A filed on May 1, 2012

Executive Compensation, page 7
Summary Compensation Table, page 10

9.	We note that you have included the amount of the annual cash bonus in the “Bonus” column of the summary compensation table. However, it appears that the annual cash bonus payout is calculated based on the achievement of certain pre-established performance measures. In future filings, please include annual cash bonus awards in the “Non-Equity Incentive Plan Compensation” column and included the related disclosure in the Grants of Plan-Based Awards Table. In the alternative, please tell us why you believe the compensation is properly categorized as a “bonus”. See item 402(a)(6)(iii) of Regulation S-K and Question 119.02 of the Compliance and Disclosure Interpretations for Regulation S-K.

In response to the Staff’s comment, in future filings we will include annual cash bonus awards in the “Non-Equity Incentive Plan Compensation” column of the summary compensation table and will include the related disclosure in the Grants of Plan-Based Awards Table. The below tables and narrative disclosure for fiscal 2011 awards illustrates the changes and related disclosure we are contemplating.

Summary Compensation Table

The following table sets forth the compensation of our Chief Executive Officer, Chief Financial Officer and Chief Operating Officer.

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation(1)($)	All Other Compensation (2)($)	Total ($)

Stuart A. Rose	2011	154,500	1,000,000	3,205	1,157,705
Chairman of the Board and Chief	2010	154,500	312,174	9,750	476,424
Executive Officer	2009	154,500	459,760	9,750	624,010

Douglas L. Bruggeman	2011	275,700	485,572	200	761,472
Vice President-Finance, Chief	2010	256,950	106,536	200	363,686
Financial Officer and Treasurer	2009	225,700	248,475	200	474,375

Zafar A. Rizvi	2011	199,070	970,976	200	1,170,246
President and Chief Operating	2010	180,320	208,824	200	389,344
Officer	2009	149,070	330,460	200	479,730

(1) Amounts in this column reflect cash payouts earned under our annual cash incentive plan. See “Grants of Plan-Based Awards.”

(2) Amounts in this column reflect (i) $200 matching contribution on behalf of each named executive officer other than Mr. Rose and (ii) value of use of a company automobile for Mr. Rose ($3,205).

Grants of Plan-Based Awards

The following table sets forth information concerning grants of awards to each named executive officer in fiscal 2011 under our annual cash incentive plan.

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards

Name	Threshold ($)	Target (1)($)	Maximum ($)

Stuart A. Rose	0	312,174	1,000,000

Douglas L. Bruggeman	0	106,536	1,000,000

Zafar A. Rizvi	0	208,824	1,000,000

(1)	Target amounts are not determinable at the time of grant. Amounts shown are representative amounts based on fiscal 2010 performance.

Mr. Rose’s cash incentive plan award is earned at (i) 3% of the earnings before income taxes of our ethanol investments and (ii) 0.5% of all other pre-tax income for fiscal 2011, subject to a maximum $1,000,000 payout for the year.

Mr. Bruggeman’s cash incentive plan award is earned at (i) 1% of our ethanol pre-tax income and (ii) 0.75% of all other pre-tax income for fiscal 2011, subject to a maximum $1,000,000 payout for the year.

Mr. Rizvi’s cash incentive plan award is earned at (i) 2% of our ethanol pre-tax income and (ii) 0.5% of all other pre-tax income for fiscal 2011, subject to a maximum $1,000,000 payout for the year.

*          *          *

In connection with responding to the Staff’s comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require further clarification of any of the issues raised in this letter, please contact Douglas L. Bruggeman at (937) 276-3931 (or by fax at (937) 276-8643). We respectfully request that the Staff let us know at its earliest convenience if we can be of any further assistance.

Sincerely,

/s/ Douglas L. Bruggeman

Douglas L. Bruggeman
Vice President-Finance, Chief Financial Officer and Treasurer

Annex 1

REX American Resources Corporation
Rule 3a-1 Calculation
(Unaudited)

Investment Securities at January 31, 2012 (in thousands)

	$34,370	Big River Resources, LLC equity
	27,309	Patriot Renewable Fuels, LLC equity

	$61,679

Total Assets at January 31, 2012 (unconsolidated)(in thousands)

	$229,464
-	46,066	Cash and cash items (money market funds)
-	620	Restricted investments (cash and money market funds)
-	743	Restricted cash

	$182,035

	61,679
		= 33.9%
	182,035

Net Income from Investment Securities – Fiscal Year Ended January 31, 2012 (in thousands)

	$4,159	Big River Resources, LLC
	3,164	Patriot Renewable Fuels, LLC

	$7,323

	$26,495	Total Net Income Fiscal Year Ended January 31, 2012 (in thousands)

	7,323
		= 27.6%
	26,495